# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calumet, Inc., CIK 0002013745
CUSIP: 131428104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1060 N Capitol Ave, Suite 6-401, Indianapolis, Indiana (IN), 46204
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001398344-21-019846
Filed by CIK 0001751492

## Reporting persons
- Wasserstein Debt Opportunities Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,689,984; sole dispositive power 0; shared dispositive power 5,689,984; aggregate amount beneficially owned 5,689,984 (6.6% of the class)
- WDO Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,689,984; sole dispositive power 0; shared dispositive power 5,689,984; aggregate amount beneficially owned 5,689,984 (6.6% of the class)
  Comment: limited liability company
- Rajay Bagaria: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 408,100; shared voting power 5,689,984; sole dispositive power 408,100; shared dispositive power 5,689,984; aggregate amount beneficially owned 6,098,084 (7.1% of the class)
- Joseph Dutton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,305; shared voting power 5,689,984; sole dispositive power 3,305; shared dispositive power 5,689,984; aggregate amount beneficially owned 5,693,289 (6.6% of the class)
- Wasserstein Debt Opportunities Master, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,332,824; sole dispositive power 0; shared dispositive power 4,332,824; aggregate amount beneficially owned 4,332,824 (5% of the class)
- Wasserstein Debt Opportunities Genpar, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,332,824; sole dispositive power 0; shared dispositive power 4,332,824; aggregate amount beneficially owned 4,332,824 (5% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: Calumet, Inc.
Address of issuer's principal executive offices: 1060 N Capitol Ave Suite 6-401 Indianapolis, IN, 46204

## Item 2. Person Filing
Name of person filing:
This Amendment No. 4 to Schedule 13G (this "Amendment No. 4" ) is filed by the following (the "Reporting Persons"): (1) Wasserstein Debt Opportunities Management, LP (the "Adviser"); (2) WDO Management GP, LLC (the "Adviser GP"); (3) Rajay Bagaria; (4) Joseph Dutton; (5) Wasserstein Debt Opportunities Master, LP (the "Master Fund"); and (6) Wasserstein Debt Opportunities GenPar, LLC (the "Master Fund GP").

The Master Fund is a private investment vehicle. The Master Fund and one or more separately managed accounts managed by the Adviser (the "Account") directly beneficially own the Common Stock reported in this statement, other than 408,100 shares of Common Stock beneficially owned directly by Rajay Bagaria and 3,305 shares of Common Stock beneficially owned directly by Joseph Dutton.

The Adviser is the investment manager of the Master Fund and the Account. The Adviser GP is the general partner of the Adviser. The Master Fund GP is the general partner of the Master Fund. Rajay Bagaria is a control person of the Adviser, the sole member of the Adviser GP and the managing member of the Master Fund GP. Joseph Dutton is a control person of the Adviser. The Adviser, the Adviser GP, the Master Fund GP, Rajay Bagaria and Joseph Dutton may be deemed to beneficially own the Common Stock directly beneficially owned by the Master Fund, and to share voting and dispositive power over such shares with each other and the Master Fund (and not with any third party). The Adviser, the Adviser GP, Rajay Bagaria and Joseph Dutton may be deemed to beneficially own the Common Stock directly beneficially owned by the Account, and to share voting and dispositive power over such shares with each other (and not with any third party).

Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

This Amendment No. 4 is being filed solely to remove Wasserstein Debt Opportunities Fund, LP (the "Feeder Fund") as a Reporting Person. The Feeder Fund, which is an affiliate of the Reporting Persons hereunder, did not beneficially own any Common Stock as of the Event Date of Amendment No. 3 to Schedule 13D ("Amendment No. 3"), but was included as a Reporting Person in Amendment No. 3 solely to allow the Reporting Persons hereunder to access the SEC's EDGAR system, as such Reporting Persons were unable to access such system on the filing date of Amendment No. 3. As of the date of filing of this Amendment No. 4, the Adviser is able to access the SEC's EDGAR system and this Amendment No. 4 is being filed accordingly. Other than the foregoing, the information contained in this Amendment No. 4 is identical to the information contained in Amendment No. 3.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 420 Lexington Avenue, Suite 1626, New York, NY 10170.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on December 31, 2024, the Date of Event which requires the filing of this Schedule 13G. The Issuer, Calumet, Inc., is the successor to Calumet Specialty Products Partners, L.P. for purposes of filings under Section 13(d) of the Securities Exchange Act of 1934.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 85,904,105 shares of Common Stock outstanding as of November 11, 2024, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 12, 2024.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wasserstein Debt Opportunities Management, LP: /s/ Rajay Bagaria, Rajay Bagaria / Authorized Signatory (02/18/2025)
- WDO Management GP, LLC: /s/ Rajay Bagaria, Rajay Bagaria / Authorized Signatory (02/18/2025)
- Rajay Bagaria: /s/ Rajay Bagaria, N/A (02/18/2025)
- Joseph Dutton: /s/ Joseph Dutton, N/A (02/18/2025)
- Wasserstein Debt Opportunities Master, LP: /s/ Rajay Bagaria, Rajay Bagaria / Authorized Signatory (02/18/2025)
- Wasserstein Debt Opportunities Genpar, LLC: /s/ Rajay Bagaria, Rajay Bagaria / Authorized Signatory (02/18/2025)